FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE 3M 2013

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON MARCH 31, 2013

Highlights for the Period

➢     The negative variation upon the Operating Income is mainly attributable to the drought in Brazil, which has forced distribution Companies to absorb higher energy purchase costs. Part of this over cost is in the process of being reimbursed through tariff revision processes. Taking away this effect, the Operating Results would have been in line with those as of March 31, 2012.

➢     Operating revenues decreased 10.3%, reaching Ch$ 1,456,669 million primarily as a consequence of lower energy sales revenues in distribution business due to lower tariffs in Coelce and Chilectra. On the other hand, demand for electricity showed a growth level lower than expected, as a consequence, among other reasons, of less calendar days, more holidays and more stable temperatures. All of them non permanent changes variables. Demand for electricity, in every country, was as follows:

•        Peru                   5.5%
•        Chile                  2.2%
•        Colombia           1.4%
•        Brazil                 0.3%
•        Argentina          -1.1%

➢     Physical sales in distribution increased 371 GWh, or 2.0%, while in generation, physical sales decreased 443 GWh, equivalent to 2.8%.

➢     Another factor that helps to understand the variation of the revenues is the effect in generation of lower average energy sale price and the drop on energy sold, that partially offset the addition of almost 410 thousand new customers among the distribution companies.

➢     Procurement and Services costs decreased 12.9%, reaching Ch$ 800,589 million, as a consequence of lower energy purchases costs of Ch$ 36,263 million, lower transportation cost of Ch$ 26,192 million, and lower fuel consumption cost of Ch$ 16,680 million. This positive reduction in operating costs is mainly explained by the operation of Bocamina II, and was partially offset by:

o      The drought affecting Brazil, which pushed up the energy prices, and the fact  that until now part of the incremental energy purchase costs has not been recognized in the distribution companies tariffs.

o      Salaries in Edesur were increased by government mandate in an 18% retroactively to January 2013, increasing in a significant way operating costs.

➢     The Company’s EBITDA amounted to Ch$ 434,041 million during this quarter, 11.5% lower when compared to the same period in 2012. Good performance in generation business partially offset the negative operational behavior in distribution business.

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➢     Financial result was a Ch$ 57,491 million loss, 32.0% better than first quarter 2012. This improved result is mainly explained by higher financial revenues of Ch$ 8,566 million and lower financial costs of Ch$ 7,612 million.

➢      Due to the above mentioned variations, Net Income before taxes reached Ch$ 277,600 million, equivalent to a  5.7% reduction.

➢      Taxes increased by Ch$ 18,939 million, mainly due to increases in taxes explained mainly.

o       Enersis by Ch$ 7,282 million, due to higher tax expenses as a result of lower deferred tax of shares issued in the capital increase of Ch$ 3,640 million and Ch$ 3,156 million because of Swap variation.

o      Endesa Chile of Ch$ 13,383 million, due to higher tax expense as a result of lower deferred tax due to reduction in tax loss of Ch$ 6,589 million, conversion effect of Ch$ 3,680 million and Ch$ 2,867 related to fixed asset variation.

➢       This higher tax expenses explains the decrease of 15,4% in net income.

➢       The diversified portfolio of Enersis Group allowed us to maintain a well balanced contribution to our EBITDA by business segment,

•     Distribution:                                      46%

•     Generation and Transmission:           54%

Generation and Transmission Business

➢            Operating revenues decreased 7.4%, reaching Ch$ 575,608 million, due to lower physical sales and lower average energy sale price expressed in Chilean pesos.

➢            Procurement and services costs decreased 15.6% to Ch$ 285,883 million as result of a reduction in all of its lines, mainly in energy purchases costs of Ch$ 17,634 million, fuel consumption costs of Ch$ 16,677 million and transportation expenses of Ch$ 16,242 million.

➢            EBITDA amounted to Ch$ 236,136 million, equivalent to a reduction of 4.4%.

➢            Consolidated electricity generation decreased by 0.1% to 13,983 GWh, mainly explained by Argentina, Peru and Colombia, partially offset by increases in Chile and Brazil.

➢            Consolidated physical sales decreased 2.8% to 15,640 GWh, mainly because of Argentina, Peru, Brazil and Chile, partially offset by Colombia.

EBITDA in the Generation business, by country, was as follows:

In Chile, EBITDA increased by Ch$ 6,209 million, mainly due to:

➢            Lower energy purchases cost of Ch$ 38,941 million due to higher thermal generation as a result of the start up of Bocamina II operations, added to lower fuel consumption costs of Ch$ 14,344 million and lower transportation cost of Ch$ 14,059 million.

➢            This was partially offset by lower energy sale revenues of Ch$ 52,867 million due to lower average energy sale prices and lower physical sales as a result of reduced contracts indexed to marginal cost and the expiration of some contracts with non regulated customers.

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In Argentina, EBITDA decreased by Ch$ 353 million due to:

➢            Lower operation revenues of Ch$ 4,601 million, as a consequence of a reduction in the average energy sale prices expressed  in Chilean peso terms and lower physical sales due to a reduction in hydro generation as a result of lower reservoir levels.

➢            This was partially offset by lower fuel consumption cost of Ch$ 3,443 million because of  lower thermal generation.

In Colombia, EBITDA grew by Ch$ 6,655 million, mostly in connection with,

➢            Increase in operating revenues of Ch$ 18,065 million explained by 11.0% increase in the average energy sale price in Chilean peso terms, in line with a higher market price in Colombia, and 2.6% increase in physical sales due to higher demand.

➢            This was partially offset by higher energy purchases costs of Ch$ 14,715 million mainly due to a lower hydro availability.

In Peru, EBITDA remained very similar to the one recored on the same period last year, with an increase of  Ch$ 299 million due to:

➢            Lower procurement and service cost of Ch$ 4,259 million mainly explained by lower fuel consumption as a result of the better hydro availability.

➢            Lower other operating costs of Ch$ 1,148 million.

➢            The latter was partially offset by a Ch$ 5,159 million reduction in operating revenues of Ch$ 5,159 million due to lower average energy sale price in Chilean peso terms and lower physical sales.

In Brazil, EBITDA decreased by Ch$ 4,186 million basically because of:

➢            Higher procurement and services costs of Ch$ 10,942 million, mainly explained by higher energy purchases costs of Ch$ 7,247 million, both, in Central Fortaleza and Cachoeira Dourada.

➢            Higher fuel consumption cost of Ch$ 5,431 million, also explained by higher generation in Endesa Fortaleza.

➢            This was partially offset by higher energy sale revenues of Ch$ 7,559 million, due to higher thermal generation in Fortaleza, that offset the lower hydro availability in Cachoeira Dourada.

Distribution Business

Consolidated figures for the distribution businesses are detailed as follows:

➢    Operating revenues reduced by 11.8% compared to the first quarter 2012, reaching Ch$ 1,018,042 million. This is explained mainly by the tariff revision process in Coelce and Chilectra which resulted in tariff reductions.

➢     Procurement and service costs reached Ch$ 654,946 million, 11.0% lower than in first quarter 2012. This is mainly explained by reductions in energy purchases cost, other procurement and service cost and transportation cost.

➢     Energy sales by customers’ segment for each of our distribution companies were the following:

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% Physical Sales	Chile		Argentina		Peru		Brazil				Colombia		TOTAL
3M 2013	Chilectra		Edesur		Edelnor		Ampla		Coelce		Codensa
	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013
Residential	25%	25%	41%	41%	38%	38%	42%	43%	34%	35%	35%	34%	36%	36%
Industrial	22%	20%	7%	8%	19%	18%	9%	8%	13%	10%	7%	6%	12%	11%
Commercial	30%	32%	28%	26%	22%	22%	20%	20%	19%	18%	16%	16%	23%	23%
Others	23%	23%	24%	25%	22%	23%	29%	28%	34%	36%	42%	44%	29%	30%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

➢     EBITDA in 2013 amounted to Ch$ 201,522 million, 23.9% lower than in same period last year.

EBITDA in the Distribution business, by country, was as follows:

In Chile, EBITDA decreased by Ch$ 1,026 million, mainly attributable to:

➢     Lower energy sales revenues due to lower average energy sale price, explained by the tariff revision process in Chilectra since November 2012.

➢     The above was partially offset by a 2.8% increase in physical sales, as a result of higher economic activity, and higher other operating revenues.

In Argentina, EBITDA decreased by Ch$ 13,212 million, mostly explained by:

➢     Increase of Ch$ 8,423 million in personnel expenses, due to salary increases because of union agreements.

➢     Increase of Ch$ 3,716 million in other fixed operating costs because of higher costs in inputs and services hired to make some repairs to the grid.

➢     Reduction of Ch$ 5,417 million in energy sales revenues, due to lower demand as a result of the decrease in industrial and commercial activity.

In Colombia, EBITDA decreased by Ch$ 7,561 million, mainly in connection with:

➢     Lower energy sales revenues of Ch$ 10,761 million, an 6.1% decrease, explained by a 7.3% decrease in energy sales price expressed in Chilean peso terms, partially offset by a 1.3% increase in physica sales.

➢     This was partially offset by Ch$ 2,253 million of lower procurement and services costs.

In Peru, EBITDA remained almost the same, reaching Ch$ 22,490 million, equivalent to 0.2% decrease, basically as consequence of:

➢     Reduction in other operating revenues of Ch$ 1,381 million and higher energy purchase cost of Ch$2,647 million.

➢     This was partially offset by an increase of Ch$ 3,246 million in energy sales revenues, due to higher physical sales and higher average energy sale price expressed in Chilean peso terms.

In Brazil, EBITDA decreased by Ch$ 41,447 million mainly as a consequence of the drought affecting Brazil, that has pushed up the energy price. Also, because until today a part of the incremental energy purchase costs has not been recognized yet in the distribution companies tariffs. In addition to this:

➢     Lower energy sales revenues in Coelce of Ch$ 46,321 million and in Ampla of Ch$ 42,240 million, due to lower average energy sale price expressed in Chilean peso terms as a result of Colece’s tariff revision process, partially offset by higher physical sales in both companies.

➢     This was partially offset by a decrease of Ch$ 40,685 million in other procurement and service costs.

Financial Summary

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➢     Average nominal interest rate decreased from 9.7% down to 8.0%, mainly explained by a lower inflation rate in Chile and better rate conditions in the countries where we operate.

➢     Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis,

•         Cash and cash equivalents                       US$ 3,055 million

•         Committed credit lines available                US$   697 million

•         Non-committed credit lines available         US$  1,065 million

➢     Hedge and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

•        Our exchange rate policy is based on cash flows and we strive to maintain a balance between US dollar indexed flows, and assets and liabilities in such currencies. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,490 million and forwards for US$ 479 million as of March 31, 2013.

•        In order to reduce financial results volatility due to changes in market interest rates, we seek to maintain an adequate balance in our debt structure. Thus, as of March 31, 2013, we have contracted interest rate swaps (from variable to fixed rates) for US$ 460 million.

Market Summary

➢     During the period from April 2012 to March 2013, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”,  showed a decrease of -5.1%. The markets where the Company operates recorded mixed performance, as follows:

•        BOVESPA (Brazil): -12.6%

•        Merval (Argentina): 26.0%

•        COLCAP (Colombia): 1.8%, and

•        ISBVL (Peru) : -8.0%.

In Europe, the main Stock Exchanges showed mixed performances over the last 12 months: IBEX: -1.1%, UKX: 11.2% and FTSE 250: 20.7%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 11.4% and Dow Jones Industrial: 10.3% (all yields measured in local currency).

➢     Enersis’ share price decreased -8.0% over the past 12 months. This change is mainly attributable to the impact of the capital increase announced on July 25, 2012, as well as because of a still global economic scenario, especially in the European zone and  also due to the drought affecting Chile for the last three consecutive years.

➢     On the other hand, Enersis` ADS value decreased -4.7% reaching a price of US$19.2, while its share price in the Madrid Stock Exchange decreased 0.7% reaching  €$0.30 as of March 31, 2013.

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PRESS RELEASE 3M 2013

➢     During the last twelve months, Enersis continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 11.3 million.

Source: Bloomberg

Risk Rating Classification Information

Key considerations, among others, for current risk rating of Enersis, are:

•         Its well diversified asset portfolio

•         Strong credit metrics

•         Adequate debt structure

•         Solid liquidity

The Company’s geographic diversification in South America provides a natural hedge against different regulations and weather conditions. Most of Enersis’ operating subsidiaries are financially strong and have leading market positions in the countries where Enersis operates.

Among the main events of the last months, we can highlight the following:

➢     On January 15, 2013, Feller Rate ratified the “AA” local rating of Enersis’ bonds, shares and commercial papers program, also confirming the stable outlook.

➢     On December 19, 2012, Fitch Ratings affirmed both ratings in local and foreign currency of Enersis of "BBB+", as well as its long-term rating on the national scale at 'AA (cl)'. The outlook is "stable".

➢     On October 19, 2012, Standard & Poor's confirmed the international credit risk rating for Enersis of "BBB+" with stable Outlook. This took place on the occasion of the reviews of both Enel SpA and Endesa Spain in previous days, in which both credit risk ratings were affirmed with a downgrade in both Outlook from stable to negative, due to the downgrade applied to Spain.

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➢    On September 26, 2012, Humphreys assigned “AA” to Enersis local bonds, “AA/Level 1+” to the commercial papers program and “First Class Level 1” to the company’s shares.

➢    On June 18, 2012, Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Enersis.

Current international risk ratings are:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

Local ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch	Humphrey’s
Shares	1st Class Level 1	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable	AA / Stable

Disclaimer:

As a result of applying IFRS 11 "Joint Arrangements”, since January 1, 2013, the jointly controlled companies, which until the financial statements submitted as of December 31, 2012, were consolidated on a proportional basis, should be recorded under the equity method, as required by the new standard for “Joint Arrangements” that qualify as Joint Ventures.

Companies considered are Centrales Hidroeléctricas de Aysén S.A. and subsidiaries, Inversiones Gas Atacama Holding Ltda. and subsidiaries, Distribuidora Eléctrica de Cundinamarca S.A. and subsidiary, and Transmisora Eléctrica de Quillota Ltda.

Having in mind that application of the IFRS 11 "Joint Arrangements” is retroactive, these consolidated financial statements include modifications to certain comparative figures, and the related explanatory notes, which in turn were approved by Enersis’ governing bodies.

These changes do not affect the income attributable to the owners of the parent company.

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Table of Contents

Distribution Business	3
Generation and Transmission Business	2
Financial Summary	4
Market Summary	5
Risk Rating Classification Information	6
TABLE OF CONTENTS	8

GENERAL INFORMATION	10
SIMPLIFIED ORGANIZATIONAL STRUCTURE	11
CONSOLIDATED INCOME STATEMENT ANALYSIS	12
NET INCOME	12
NET FINANCIAL INCOME	14
SALE OF ASSETS	14
TAXES	15
CONSOLIDATED BALANCE SHEET ANALYSIS	15
ASSETS UNDER IFRS	15
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	17

LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	18
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	20
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	20
EVOLUTION OF KEY FINANCIAL RATIOS	21
UNDER IFRS	22
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	23
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	24

ARGENTINA	29
GENERATION	29
Endesa Costanera	29
El Chocón	30
DISTRIBUTION	31
Edesur	31
BRAZIL	32
ENDESA BRASIL	32
GENERATION	32
Cachoeira Dourada	32
Fortaleza (cgtf)	33
TRANSMISSION	34
CIEN	34
DISTRIBUTION	35
Ampla	35
Coelce	35

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PRESS RELEASE 3M 2013

CHILE	36
GENERATION	37
Endesa Chile	37
DISTRIBUTION	38
Chilectra	38
COLOMBIA	40
GENERATION	40
Emgesa	40
DISTRIBUTION	41
Codensa	41
PERU	42
GENERATION	42
Edegel	42
DISTRIBUTION	43
Edelnor	43
MARKET INFORMATION	45
EQUITY MARKET	45
CONFERENCE CALL INVITATION	49
DISCLAIMER	50

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PRESS RELEASE 3M 2013

General Information

(Santiago, Chile, Monday, April 29, 2013.) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the period ended on March 31, 2013. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between March 31, 2012 and March 31, 2013.

Figures as of March 31, 2013 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 472.03 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 472.38 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies *,

a)    In Chile: Endesa Chile (NYSE: EOC)¹, Chilectra, and Inmobiliaria Manso de Velasco.

b)    Others than Chile: Distrilima (Peru), Endesa Brasil²  (Brazil), Edesur (Argentina) and Codensa (Colombia).

¹    Endesa Chile includes

Chilean subsidiaries

Endesa Eco

Celta

Pehuenche

San Isidro, merged between San Isidro and Pangue, and

Túnel El Melón

non Chilean subsidiaries

Endesa Costanera

El Chocón

Edegel and

Emgesa) and,

jointly controlled companies

GasAtacama

Transquillota and,

HidroAysén.

²     Endesa Brazil includes

Endesa Fortaleza

CIEN

Cachoeira Dourada

Ampla and,

Coelce

* Regarding the incorporation of Conosur assets, it should be noted that in March 2013 financial statement , this only will be incorporated in the balance sheet and not on the P&L. This also implies that at the consolidated level, more installed capacity is recognized due to the incorporation of Docksud and Piura, but not the  power generation produced by those companies, which will be reflected starting from the second quarter onwards.

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Simplified Organizational Structure *

* Due to the capital increase operation, the  ownership structure of the highlighted companies has changed when compared to the last period. Also three new operative companies have been incorporated to Enersis’ Ownership Structure: Piura, Docksud and Yacilec. Yacilec is not  consolidated by Enersis.

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Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the owners of the controller as of March 31, 2013 reached Ch$ 84,159 million, representing a 16.4% decrease compared to first quarter 2012, which was Ch$ 100,661 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2012-2013	Chg %	3M 2013
Sales	1,572,668	1,399,936	(172,732)	(11.0%)	2,963,580
Energy sales	1,454,001	1,293,946	(160,055)	(11.0%)	2,739,206
Other sales	4,492	7,545	3,053	68.0%	15,972
Other services	114,175	98,445	(15,730)	(13.8%)	208,402
Other operating income	52,145	56,733	4,588	8.8%	120,101
Revenues	1,624,813	1,456,669	(168,144)	(10.3%)	3,083,681

Energy purchases	(480,307)	(444,043)	36,263	7.6%	(940,013)
Fuel consumption	(162,496)	(145,816)	16,680	10.3%	(308,684)
Transportation expenses	(120,256)	(94,064)	26,191	21.8%	(199,128)
Other variable costs	(155,832)	(116,665)	39,167	25.1%	(246,973)
Procurements and Services	(918,890)	(800,589)	118,302	12.9%	(1,694,798)

Contribution Margin	705,923	656,080	(49,842)	(7.1%)	1,388,883

Other work performed by entity and capitalized	9,151	13,544	4,393	48.0%	28,672
Employee benefits expense	(100,892)	(113,067)	(12,175)	(12.1%)	(239,356)
Other fixed operating expenses	(123,866)	(122,516)	1,350	1.1%	(259,360)
Gross Operating Income (EBITDA)	490,316	434,041	(56,275)	(11.5%)	918,839
Depreciation and amortization	(110,764)	(101,976)	8,789	7.9%	(215,876)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(7,640)	(6,550)	1,090	14.3%	(13,867)
Operating Income	371,911	325,515	(46,396)	(12.5%)	689,096

Net Financial Income	(84,576)	(57,492)	27,084	32.0%	(121,707)
Financial income	43,843	52,409	8,566	19.5%	110,946
Financial costs	(117,345)	(109,733)	7,612	6.5%	(232,298)
Gain (Loss) for indexed assets and liabilities	(6,843)	(1,085)	5,757	84.1%	(2,297)
Foreign currency exchange differences, net	(4,232)	918	5,149	121.7%	1,943
Gains	29,475	16,019	(13,455)	(45.7%)	33,912
Losses	(33,706)	(15,102)	18,604	55.2%	(31,969)
Share of profit (loss) of associates accounted for using the equity method	6,223	6,596	373	6.0%	13,964
Net Income From Other Investments	138	0	(138)	(99.9%)	0
Net Income From Sale of Assets	527	2,981	2,454	465.5%	6,310

Net Income Before Taxes	294,224	277,601	(16,623)	(5.6%)	587,664
Income Tax	(63,311)	(82,249)	(18,939)	(29.9%)	(174,117)
NET INCOME ATTRIBUTABLE TO:	230,913	195,351	(35,562)	(15.4%)	413,547
Owners of parent	100,661	84,159	(16,502)	(16.4%)	178,161
Non-controlling interest	130,252	111,192	(19,060)	(14.6%)	235,387

Earning per share (Ch$ /share and US$ / ADR)	3.1	1.7	(1.4)	(44.4%)	0.3

Operating income decreased by Ch$ 46,396 million, 12.5% lower than same period in 2012. The breakdown by business line for the period ended March 31, 2012 and March 31, 2013 are as follow:

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Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	621,794	575,608	(7.4%)	1,218,527	1,153,720	1,018,042	(11.8%)	2,155,133
Operating Costs	(446,854)	(393,294)	(12.0%)	(832,580)	(955,314)	(870,467)	(8.9%)	(1,842,725)
Operating Income	174,940	182,313	4.2%	385,947	198,406	147,575	(25.6%)	312,408

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	(150,701)	(136,980)	(9.1%)	(289,979)	1,624,813	1,456,669	(10.3%)	3,083,681
Operating Costs	149,267	132,607	(11.2%)	280,721	(1,252,902)	(1,131,154)	(9.7%)	(2,394,584)
Operating Income	(1,434)	(4,373)	205.0%	(9,257)	371,911	325,515	(12.5%)	689,096

Generation and transmission business registered an operating income of Ch$ 182,313 million, representing a Ch$ 7,374 million increase as compared to the first quarter 2012. Physical sales decreased 2.8%, amounting to 15,639 GWh in this period.

Operating income for generation and transmission business line, detailed by country is shown, in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	273,691	211,955	(22.6%)	448,696	59,002	54,401	(7.8%)	115,163	83,731	89,607	7.0%	189,693
% of consolidated	44%	37%		37%	9%	9%		9%	13%	16%		16%
Operating Costs	(244,396)	(180,286)	(26.2%)	(381,654)	(58,797)	(52,564)	(10.6%)	(111,274)	(43,962)	(53,735)	22.2%	(113,754)
% of consolidated	55%	46%		46%	13%	13%		13%	10%	14%		14%

Operating Income	29,295	31,669	8.1%	67,042	205	1,837	794.2%	3,889	39,770	35,872	(9.8%)	75,939

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	70,295	65,136	(7.3%)	137,888	135,185	153,249	13.4%	324,420	621,794	575,608	(7.4%)	1,218,527
% of consolidated	11%	11%		11%	22%	27%		27%	100%	100%
Operating Costs	(42,718)	(37,416)	(12.4%)	(79,207)	(57,092)	(69,410)	21.6%	(146,937)	(446,854)	(393,294)	(12.0%)	(832,580)
% of consolidated	10%	10%		10%	13%	18%		18%	100%	100%

Operating Income	27,577	27,720	0.5%	58,682	78,092	83,839	7.4%	177,482	174,940	182,313	4.2%	385,947

Distribution business showed a Ch$ 50,830 million lower operating income, totaling Ch$ 147,575 million. Physical sales amounted to 18,536 GWh, representing an increase of 369 GWh, or 2.0%. Our customers base increased by 408 thousand of new customers, amounting over 14 million customers.

Operating Income for distribution business line, detailed by country, is as follows:

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PRESS RELEASE 3M 2013

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	255,067	233,412	(8.5%)	494,119	85,020	78,557	(7.6%)	166,301	507,318	408,402	(19.5%)	864,563
% of consolidated	22%	23%		23%	7%	8%		8%	44%	40%		40%
Operating Costs	(220,051)	(199,298)	(9.4%)	(421,903)	(94,222)	(100,672)	6.8%	(213,116)	(410,478)	(342,070)	(16.7%)	(724,141)
% of consolidated	23%	23%		23%	10%	12%		12%	43%	39%		39%

Operating Income	35,016	34,113	(2.6%)	72,216	(9,201)	(22,114)	140.3%	(46,815)	96,839	66,332	(31.5%)	140,422

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013	3M 2012	3M 2013		3M 2013
Operating Revenues	94,769	96,653	2.0%	204,609	211,547	201,018	(5.0%)	425,542	1,153,720	1,018,042	(11.8%)	2,155,133
% of consolidated	8%	9%		9%	18%	20%		20%	100%	100%
Operating Costs	(78,008)	(80,241)	2.9%	(169,865)	(152,556)	(148,186)	(2.9%)	(313,701)	(955,314)	(870,467)	(8.9%)	(1,842,725)
% of consolidated	8%	9%		9%	16%	17%		17%	100%	100%

Operating Income	16,761	16,413	(2.1%)	34,744	58,991	52,832	(10.4%)	111,841	198,406	147,575	(25.6%)	312,408

Net Financial Income

The Company’s net financial income as of March 31, 2013 totaled a loss of Ch$ 57,492 million, 32.0% lower than in the forst quarter 2012. The latter is mainly explained by:

Higher financial revenues by Ch$ 8,566 million, as a consequence of the actualization in Brazil of unamortized assets at the end of the concession in Ampla and Coelce in Brazil to new replacement value depreciated by Ch$ 19,308 million, partially offset by lower revenues by cash deposits of Ch$ 4.365 million, lower revenues by juditial deposits reversal in Brazil of Ch$ 2,748 million, lower revenues by financing and conventions of Ch$ 768 million and lower extraordinary financial revenue by ESSALUD received in 2012 in Edelnor of Ch$ 1,500 million.

Lower financial expenses of Ch$ 7,612 million as a result of a decrease in financial costs of loans and bonds of Ch$ 5,527 million and the lower contingencies actualization of Ch$ 5,749 million. This was partially offset by higher contingencies actualization of Ch$ 3,600 million and higher expenses for derivatives valuation of Ch$ 563 million.

Lower adjustment units expenses of Ch$ 5,757 million due to the effect of the UF1 change mainly over UF denominated debt in some companies in Chile. This as a result of the 2012 period where the UF increased its value by 0.1% compared with the 1.1% increase during same period last year.

Lower exchange rate expense of Ch$ 5,150 million, mainly explained by revenues due to exchange rate variation in cash and cash equivalent of Ch$ 4,790 million and in debtors and other accounts receivable in US dollars of Ch$ 2,206 million and losses in liabilities of Ch$ 1,846 million.

Sale of Assets

Net income from sales of assets presented a positive variation of Ch$ 2,453 million, due to the benefit obtained from the sale of a transmission line of Ch$ 2,532 million.

__________________________

1 Unidad de Fomento: Chilean inflation-indexed, peso-denominated monetary unit

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Taxes

Income tax on companies presents a higher expense of Ch$ 18,938 million mainly due to increases in Endesa Chile of Ch$ 13,383 million, Enersis of Ch$ 7,283 million,Ampla of Ch$ 7,074 million and  Emgesa of Ch$ 5,746 million. This was partially offset by decreases in Coelce of Ch$ 9,202 million, San Isidro of Ch$ 2,353 million, Edegel of Ch$ 1,913 million and Endesa Fortaleza of Ch$ 997 million.

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2012	As of March 31, 2013	Var 2012-2013	Chg %	As of March 31, 2013

CURRENT ASSETS
Cash and cash equivalents	815,832	1,443,736	627,904	77.0%	3,058,568
Other current financial assets	194,501	532,755	338,254	173.9%	1,128,646
Other current non-financial assets	103,377	127,138	23,761	23.0%	269,342
Trade and other current receivables	846,791	906,898	60,107	7.1%	1,921,272
Accounts receivable from related companies	47,570	35,067	(12,504)	(26.3%)	74,289
Inventories	76,563	72,854	(3,709)	(4.8%)	154,343
Current tax assets	205,555	238,250	32,695	15.9%	504,734
Non-current assets (or disposal groups) classified as held for sale	-	-	-		-
Total Current Assets	2,290,189	3,356,697	1,066,508	46.6%	7,111,193

NON-CURRENT ASSETS
Other non-current financial assets	439,018	469,682	30,664	7.0%	995,027
Other non-current non-financial assets	87,788	86,005	(1,783)	(2.0%)	182,202
Trade accounts receivables and other receivables, net	202,900	228,089	25,189	12.4%	483,209
Accounts receivable from related companies	-	486	486		1,029
Investment accounted for using equity method	214,517	214,841	324	0.2%	455,143
Intangible assets other than goodwill	1,202,003	1,221,319	19,317	1.6%	2,587,376
Goodwill	1,391,674	1,389,379	(2,295)	(0.2%)	2,943,413
Property, plant and equipment, net	7,049,924	7,013,585	(36,339)	(0.5%)	14,858,345
Investment properties	46,923	47,752	829	1.8%	101,163
Deferred tax assets	321,556	331,944	10,388	3.2%	703,227
Total Non-Current Assets	10,956,303	11,003,083	46,779	0.4%	23,310,134

TOTAL ASSETS	13,246,492	14,359,779	1,113,287	8.4%	30,421,327

Total Assets increased Ch$ 1,113,287 million, mainly due to:

➢     Ch$ 1,066,508 million increase in current assets, equivalent to 46.6%, as a result of:

❖     Ch$ 627,904 million increase in cash and cash equivalents mainly due to increases in: Enersis of Ch$ 734,905 million due to the capital increase operation ended on March 2013, in Cachoeira Dourada of Ch$ 12,045 million due to higher cash generation, Endesa Brasil of Ch$ 10,441 million for loan payment of CIEN, increase for the incorporation in the consolidated financial statements of the companies included in Enersis’ capital increase operation which include balances in Caboblanco of Ch$ 8,337 million, Dock Sud of Ch$ 6,920 million, Cemsa of Ch$ 5,278 million and Generalima of Ch$ 2,630 million. This was partially offset by reductions in Codensa of Ch$ 74,817 million due to dividend payment and financial instruments purchase, Emgesa of Ch$ 45,876 million due to dividend payment, Edelnor of Ch$ 9,122 million, Edesur of Ch$ 7,131 million and Endesa Chile of Ch$ 5,532 million.

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PRESS RELEASE 3M 2013

❖     Increase in other financial assets of Ch$ 338,254 million, due to increases in Enersis of Ch$ 334,466 million due to investments mainly in deposits whose maturity is greater than 90 days, using part of the funds from the capital increase operation, and in Endesa Brasil of Ch$ 6,763 million for investments in financial instruments.

❖     Increase in trade and other account receivables by Ch$ 60,101 million, explained by increases in Ampla of Ch$ 52,690 million due to account receivables related to incremental cost in energy purchase, in Enersis of Ch$28,323 million, related to accounts receivables of the stock auction from March 28, 2013, in Emgesa of Ch$ 12,821 million due to higher billing, in Coelce of Ch$ 8,893 million, mainly due to account receivables related to incremental cost in energy purchase, in Edelnor of Ch$ 8,822 million due to higher customer billing, and to increases due to the incorporation in the consolidated financial statements of the companies included in Enersis’ capital increase operation which include balances in Dock Sud of Ch$ 24,210 million, and Caboblanco of Ch$ 3,462 million. Tha latter was partially offset by reductions in Endesa Chile of Ch$ 74,291 million due to Bocamina II insurance’s payment and lower billing in this period, and reduction in Pehuenche of Ch$ 9,271 million.

❖     Increase in current taxes assets by Ch$ 32,695 million due to increases in Endesa Chile of Ch$ 8,394 million due to higher provisional taxes payments and value added tax (VAT) credit pending to apply, in Ampla of Ch$ 8,155 million due to VAT credit pendant to apply, in San Isidro of Ch$ 1,728 million, in Endesa Fortaleza of Ch$ 1,198 million due to higher tax payments and to the incorporation in the consolidated financial statements of the companies included in Enersis’ capital increase operation which include balances in Cemsa of Ch$ 7,452 million, Dock Sud of Ch$ 3,513 million and Caboblanco of Ch$ 3,497 million.

❖     Increase in other current non-financial assets by Ch$ 23,761 million, mainly due to the increase in Endesa Chile of Ch$ 11,281 million, in Coelce of Ch$ 3,588 million due to advanced payments, in Ampla of Ch$ 1,789 million due to advanced payments and the incorporation of Caboblanco of Ch$ 3,497 million.

The latter was partially offset by:

❖     Decrease of Ch$ 12,504 million in accounts receivables from related companies due to consolidation effect in Cemsa, which since March it’s consolidated by Enersis and therefor it is eliminated from the consolidated financial statements.

➢     Ch$ 46,779 million increase in non-current assets equivalent to 0.4%, mainly due to:

❖    Increase in other non-current financial assets of Ch$ 30,664 million due to increases in Ampla of Ch$ 25,468 million, in Endesa Chile of Ch$ 4,675 million due to derivatives fair value, in Enersis of Ch$ 3,046 million due to margin call warranty, partially offset by a reduction in Coelce of Ch$ 1,579 million.

❖    Increase in trade account receivables and other receivables of Ch$ 25,224 million, due mainly to the incorporation on the financiel statements of Dock Sud of Ch$ 32,703 million due to account receivables with Foninvemem, partially offset by reductions in El Chocón of Ch$ 5,705 million and Endesa Costanera of Ch$ 426 million, both due to Foninvemem payments.

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PRESS RELEASE 3M 2013

❖    Increase in non-tangible assets other than goodwill of Ch$ 19,317 million, mainly explained by new investments of Ch$ 32,525 million, by convertion effect of Ch$ 4,826 million and by the incorporation of the new companies in Enersis consolidation of Ch$ 2,875 million. This was partially offset by reduction of Ch$ 18,721 million for period amortization and for retirements or disposal of Ch$ 885 million.

❖  This was partially offset by:

❖    Decrease in property, plant and equipment of Ch$ 36,339 million mainly explained by decrease by conversion effect, due to the different currencies used by the Company of Ch$ 154,515 million, to amortization of the period of Ch$ 83,255 million and disposal of Ch$ 3,245 million, partially offset by new investments of Ch$ 90,305 million and the incorporation of the companies included in Enersis’ capital increase operation of Ch$ 114,175 million.

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition.  Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are expressed at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

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Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2012	As of March 31, 2013	Var 2012-2013	Chg %	As of March 31, 2013

CURRENT LIABILITIES
Other current financial liabilities	658,423	1,029,710	371,287	56.4%	2,181,451
Trade and other current payables	1,194,852	1,324,476	129,625	10.8%	2,805,916
Accounts payable to related companies	150,260	123,284	(26,976)	(18.0%)	261,178
Other short-term provisions	89,731	79,011	(10,719)	(11.9%)	167,386
Current tax liabilities	169,546	175,800	6,254	3.7%	372,434
Current provisions for employee benefits	-	-	-		-
Other current non-financial liabilities	83,920	70,562	(13,358)	(15.9%)	149,487
Liabilities (or disposal groups) classified as held for sale	-	-	-		-
Total Current Liabilities	2,346,731	2,802,844	456,113	19.4%	5,937,852

NON-CURRENT LIABILITIES
Other non-current financial liabilities	2,928,120	2,517,656	(410,464)	(14.0%)	5,333,678
Non-current payables	14,257	16,800	2,543	17.8%	35,592
Accounts payable to related companies	-	-	-		-
Other-long term provisions	176,575	187,435	10,860	6.2%	397,084
Deferred tax liabilities	501,128	495,613	(5,515)	(1.1%)	1,049,960
Non-current provisions for employee benefits	256,161	251,715	(4,446)	(1.7%)	533,260
Other non-current non-financial liabilities	65,313	80,201	14,888	22.8%	169,906
Total Non-Current Liabilities	3,941,555	3,549,420	(392,134)	(9.9%)	7,519,480

SHAREHOLDERS' EQUITY
Issued capital	2,824,883	5,669,281	2,844,398	100.7%	12,010,425
Retained earnings (losses)	2,421,279	2,480,249	58,970	2.4%	5,254,430
Share premium	158,760	158,760	-	0.0%	336,334
Other equity changes	-	-	-		-
Reserves	(1,511,123)	(2,392,646)	(881,523)	(58.3%)	(5,068,844)
			-
Equity Attributable to Shareholders of the Company	3,893,799	5,915,643	2,021,844	51.9%	12,532,345
Equity Attributable to Minority Interest	3,064,408	2,091,872	(972,537)	(31.7%)	4,431,650
Total Shareholders' Equity	6,958,207	8,007,515	1,049,308	15.1%	16,963,996

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,246,492	14,359,779	1,113,287	8.4%	30,421,327

The Company’s total liabilities and shareholders’ equity increased by Ch$ 1,113,287 million, compared to the period ended on March 31, 2012. This is mainly explained by an increase of Ch$ 1,049,308 million in  shareholders’ equity and an increase of Ch$ 456,113 million in current liabilities, partially offset by a Ch$ 392,134 million decrease in non-current liabilities

➢     Current liabilities increased by Ch$ 456,113 million, equivalent to 19.4%, mainly due to:

❖     Increase of other current financial liabilities of Ch$ 371,287 million, due to increases in Enersis of Ch$ 298,907 million due to transfer of debt to short-term, in Codensa of Ch$ 40,665 million due to to transfer to short-term, in Ampla of Ch$ 7,356 million due to higher debt level, in Coelce of Ch$ 4,417 million to transfer to short-term and accrual of interest, added to the effect of the incorporation in the consolidated financial statements of the companies included in Enersis’ capital increase operation which include balances in Dock Sud of Ch$ 44,153 million,  Cabo Blanco of Ch$ 3,811 million and Generalima of Ch$ 3,323 million.

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❖  Increase in trade and other current payables of Ch$ 129,625 million mainly due to increases in dividends payments of Ch$ 136,339 million, increase payments to suppliers of Ch$ 43,617 million and other accounts payables of Ch$41,364 million. This was partially offset by decreases in goods and services account payables of Ch$ 86,446 million and in fuel and gas suppliers of Ch$ 3,431 million

Partially offset by:

❖  Decrease in accounts payable to related companies of Ch$ 26,976 million mainly due to dividend payment to Endesa Latinoamérica of Ch$ 27,409 million, reduction in account payable to Cemsa of Ch$ 27,831 million due to its incorporation in Enersis’ perimeter, and lower gas purchase to GNL Quintero of Ch$ 18,622 million. This was partially offset by the increase in loans with Endesa Latinoamérica due to the incorporation of Dock Sud to Enersis of Ch$ 46,719 million.

❖  Decrease of other current non financial liabilities of Ch$ 13,358 million mainly due to decline in Edelnor of Ch$ 11,640 million due to long term transfer of the deferred revenues related to the electric train works.

➢  Non-Current liabilities decreased by Ch$ 392,134 million, equivalent to 9,9%, mainly explained by:

❖  Decrease in other non-current financial liabilities (borrowings and derivatives) of Ch$ 410,464 million, mainly in Enersis of Ch$ 300,529 million, due to transfer to the short-term of US$ denominated bond and and swap derivative, in Codensa of Ch$ 75,254 million due to transfer to the short-term and conversion effect, in Emgesa of Ch$ 45,170 million due to transfer to the short-term and conversion effect, in Edegel of Ch$13,610 million due to transfer to the short-term, in Endesa Chile of Ch$ 6,273 million due to conversion effect, in Chocón of $3,791 million due to transfer to the short-term and conversion effect and in Endesa Costanera of Ch$ 1,759 million due to transfer to the short-term. This was partially offset by the incorporation of Cabo Blanco of Ch$ 35,962 million.

❖  Increase in other non-current non-financial liabilities of Ch$ 14,888 million mainly due to increases in Edelnor of Ch$ 12,701 million due to transfer to long-term of the anticipated revenues related to the electric train works and to the incorporation of Dock Sud in Enersis’ perimeter of Ch$ 5,013 million.

Equity increased by Ch$ 1,049,308 million when compared to the same period of 2012:

❖  The equity attributable to shareholders of the Company increased by Ch$ 2,021,844 million, explained mainly to the increase in issued capital of Ch$ 2,844,398 million, to the net income of the period discounting the minimum dividend of Ch 58,970 million, partially offset by negative reserves of Ch$ 881,523 million, highlighting the effect on reserves of the difference between the book value and the value of the assets contributed in the capital increase operation of Ch$ 855,970 million, conversion differences in the period of Ch$ 18,493 million, capital increase expenses of Ch 13,100 million net from the incremental price obtained in the shares auction and positive hedge reserves of Ch$ 5,628 million.

❖  Non-controlling interest decreased by Ch$ 972,537 million, explained mainly by the reduction of minority part due to the  contribution in kind of the capital increase operation of Ch$ 1,033,247 million, partially offset by the comprehensive result of the period of Ch$ 60,710 million.

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Debt Maturity with Third Parties, Thousand US$

Table 7
(Thousand US$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	428,871.5	754,036.5	226,176.2	480,896.4	19,530.8	974,637.8	2,884,149.3
Enersis	5,361.0	621,863.2	5,995.1	464,971.6	6,704.4	36,130.0	1,141,025.4
Chilectra	0.2	-	-	-	-	-	0.2
Endesa Chile	423,510.4	132,173.3	220,181.1	15,924.8	12,826.4	938,507.8	1,743,123.7
Argentina	302,381.5	168,129.2	6,981.6	-	-	-	477,492.3
Edesur	42,966.6	9,731.8	-	-	-	-	52,698.4
Costanera	188,592.6	13,691.4	-	-	-	-	202,284.0
Endesa Argentina	-	1,932.8	-	-	-	-	1,932.8
Docksud	43,033.7	119,735.2	-	-	-	-	162,768.9
Cemsa	-	-	-	-	-	-	-
Chocón	27,514.0	23,037.9	6,981.6	-	-	-	57,533.5
Hidroinvest	274.6	-	-	-	-	-	274.6
Peru	79,334.3	126,419.9	96,956.3	101,722.1	91,487.5	267,311.2	763,231.3
Edelnor	29,134.9	64,906.3	52,278.3	32,908.5	32,343.1	141,469.2	353,040.2
Edegel	37,491.7	53,517.9	36,218.5	59,863.5	49,675.2	82,588.5	319,355.3
Piura	12,707.8	7,995.7	8,459.4	8,950.1	9,469.2	43,253.5	90,835.7
Brazil	207,425.5	167,188.8	141,251.1	216,813.7	214,277.5	258,608.2	1,205,564.9
Endesa Brasil	-	-	-	-	-	-	-
Coelce	80,921.4	96,855.2	41,708.2	95,100.8	68,872.7	85,917.2	469,375.4
Ampla	112,070.5	54,854.5	82,942.5	114,044.0	137,107.7	168,814.0	669,833.1
Cachoeira	-	-	-	-	-	-	-
Cien	-	-	-	-	-	-	-
Fortaleza	14,433.7	15,479.2	16,600.4	7,669.0	8,297.1	3,877.0	66,356.3
Ctm	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-
Colombia	87,872.5	213,764.9	158,643.5	101,335.4	328,657.7	1,104,191.7	1,994,465.7
Codensa	87,872.5	136,448.0	-	79,139.8	213,677.5	43,663.4	560,801.2
Emgesa	-	77,316.9	158,643.5	22,195.5	114,980.2	1,060,528.3	1,433,664.4
TOTAL	1,105,885	1,429,539	630,009	900,768	653,954	2,604,749	7,324,903

Debt Maturity with Third Parties, Million Ch$

Table 7.1
(Million Ch$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	202,440	355,928	106,762	226,998	9,219	460,058	1,361,405
Enersis	2,531	293,538	2,830	219,481	3,165	17,054	538,598
Chilectra	0	-	-	-	-	-	0
Endesa Chile	199,910	62,390	103,932	7,517	6,054	443,004	822,807
Argentina	142,733	79,362	3,296	-	-	-	225,391
Edesur	20,282	4,594	-	-	-	-	24,875
Costanera	89,021	6,463	-	-	-	-	95,484
Endesa Argentina	-	912	-	-	-	-	912
Docksud	20,313	56,519	-	-	-	-	76,832
Cemsa	-	-	-	-	-	-	-
Chocón	12,987	10,875	3,296	-	-	-	27,158
Hidroinvest	130	-	-	-	-	-	130
Peru	37,448	59,674	45,766	48,016	43,185	126,179	360,268
Edelnor	13,753	30,638	24,677	15,534	15,267	66,778	166,646
Edegel	17,697	25,262	17,096	28,257	23,448	38,984	150,745
Piura	5,998	3,774	3,993	4,225	4,470	20,417	42,877
Brazil	97,911	78,918	66,675	102,343	101,145	122,071	569,063
Endesa Brasil	-	-	-	-	-	-	-
Coelce	38,197	45,719	19,688	44,890	32,510	40,555	221,559
Ampla	52,901	25,893	39,151	53,832	64,719	79,685	316,181
Cachoeira	-	-	-	-	-	-	-
Cien	-	-	-	-	-	-	-
Fortaleza	6,813	7,307	7,836	3,620	3,916	1,830	31,322
Ctm	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-
Colombia	41,478	100,903	74,885	47,833	155,136	521,212	941,448
Codensa	41,478	64,408	-	37,356	100,862	20,610	264,715
Emgesa	-	36,496	74,885	10,477	54,274	500,601	676,733
TOTAL	522,011	674,785	297,383	425,189	308,686	1,229,520	3,457,574

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PRESS RELEASE 3M 2013

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	As of Dec 31, 2012	As of March 31, 2013	Var 2012-2013	Chg %
Liquidity	Times	0.98	1.20	0.22	22.4%
Acid ratio test *	Times	0.94	1.17	0.23	24.5%
Working capital	Million Ch$	(56,542)	553,853	610,394	n/a
Working capital	Thousand US$	(119,784)	1,173,342	1,293,126	n/a
Leverage **	Times	0.90	0.79	(0.11)	(12.2%)
Short-term debt	%	37.3	44.1	6.80	18.2%
Long-term debt	%	62.7	55.9	(6.80)	(10.8%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	3M 2012	3M 2013	Var 2012-2013	Chg %
Financial expenses coverage *	Times	3.8	3.9	0.13	3.4%
Op. income / Op. rev.	%	22.9	22.3	(0.5)	(2.4%)
ROE **	%	9.7	7.3	(2.4)	(24.7%)
ROA **	%	6.9	6.2	(0.7)	(10.3%)
* EBITDA / Financial costs
** Annualized figures

The liquidity ratio as of March 31, 2013 was 1.20 times, showing a 22.4% increase compared to March 31, 2012. This reflects the cash received by the capital increase operation ended on March 28, 2013 which leaves the company in an excellent  liquidity position.

The leverage ratio is 0.79 times as of March 31, 2013, reducing by 12.2% compared to March 31,  2012, which is a consequence of the equity increase due to the capital increase operation.

The financial expenses coverage shows an increase of 0.13 times, equivalent to 3.4%, moving from 3.82 times as of March 31, 2012 to 3.95 times as of March 31, 2013. This is the result of the decrease in the company’s financial cost in this period and the decrease in EBITDA.

The profitability indicator, operating income over operating revenues, fell 2.4% to 22.3% as of March 31, 2013.

On the other hand, the annualized return on equity of the shareholders of the Company is 7.3%, with a  24.7% drop compared to March 31, 2012 when it was 9.8%. This was a consequence of the increase in shareholder’s equity due to the capital increase operaion, whose benefits will be register starting April 2013.

The annualized return on assets moved from 6.9% as of March 31, 2012 to 6.2% in March 31, 2013 as a result of the increase of the company’s assets mainly due to the capital increase operation, and to the lower result obtained this period.

Pg. 21

PRESS RELEASE 3M 2013

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2012-2013	Chg %	3M 2013

Collection classes provided by operating activities
Proceeds from sales of goods and services	2,000,300	1,693,855	(306,445)	(15.3%)	3,585,789
Cash receipts from royalties, fees, commissions and other revenue	19,371	24,852	5,481	28.3%	52,611
Receipts from contracts held for purposes of dealing or trading	-	-	-		-
Receipts from premiums and claims, annuities and other benefits from policies written	-	-	-		-
Other cash receipts from operating activities	70,544	135,860	65,315	92.6%	287,606
Types of payments
Payments to suppliers for goods and services	(1,105,350)	(1,015,400)	89,950	8.1%	(2,149,540)
Payments from contracts held for dealing or trading	-	-	-		-
Payments to and on behalf of employees	(92,926)	(121,828)	(28,902)	(31.1%)	(257,903)
Payments for premiums and claims, annuities and other policy benefits underwritten	(1,844)	(107)	1,737	94.2%	(226)
Other payments for operating activities	(522,862)	(312,182)	210,680	40.3%	(660,870)
Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-
Proceeds of interest received classified as operating	-	-	-		-
Income taxes refund (paid)	(104,916)	(92,148)	12,768	12.2%	(195,071)
Other inflows (outflows) of cash	(764)	(51,981)	(51,218)	(6706.8%)	(110,041)
Net cash flows from (used in) operating activities	261,555	260,921	(634)	(0.2%)	552,354
	-
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	-	-	-		-
Cash flows used for control of subsidiaries or other businesses	(2,550)	(1,362)	1,188	46.6%	(2,883)
Acquisitions of associates	-	-	-		-
Other cash receipts from sales of equity or debt instruments of other entities	-	-	-		-
Other payments to acquire equity or debt instruments of other entities	-	-	-		-
Other proceeds from the sale of interests in joint ventures	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-	-		-
Loans to related companies	-	(2,397)	(2,397)		(5,074)
Proceeds from sales of property, plant and equipment	1,567	5,046	3,479	222.0%	10,682
Purchase of property, plant and equipment	(83,703)	(156,533)	(72,830)	(87.0%)	(331,371)
Proceeds from sales of intangible assets	297	-	(297)	(100.0%)	-
Acquisitions of intangible assets	(33,749)	(34,351)	(603)	(1.8%)	(72,719)
Proceeds from other long term assets.	-	-	-		-
Purchase of other long-term assets	(510)	(864)	(354)	(69.4%)	(1,828)
Other inflows (outflows) of cash	-	-	-		-
Prepayments and third party loans	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Payments arising from futures contracts, forwards, options and swap	-	-	-		-
Cash receipts from futures contracts, forwards, options and swap	-	-	-		-
Proceeds from related	-	-	-		-
Dividends received	-	-	-		-
Proceeds of interest received classified as operating	3,620	6,819	3,198	88.3%	14,435
Income taxes refund (paid)	-	-	-		-
Other inflows (outflows) of cash	(10,104)	(311,199)	(301,094)	(2979.8%)	(658,789)
Net cash flows from (used in) investing activities	(125,131)	(494,841)	(369,709)	(295.5%)	(1,047,548)
Proceeds from shares issue	-	1,092,829	1,092,829		2,313,454
Proceeds from issuance of other equity instruments	-	-	-		-
Payments to acquire or redeem the shares of the entity	-	-	-		-
Payments for other equity interests	-	-	-		-
Total loan amounts from	317	28,943	28,626	9023.1%	61,271
Proceeds from term loans	-	13,871	13,871		29,363
Proceeds from short-term loans	317	15,073	14,755	4651.0%	31,908
Repayments of borrowings	-	-	-		-
Payments of loans	(44,628)	(75,864)	(31,236)	(70.0%)	(160,600)
Payments of finance lease liabilities	(2,248)	(4,539)	(2,292)	(102.0%)	(9,610)
Repayment of loans to related companies	-	-	-		-
Proceeds from government grants	-	-	-		-
Dividends paid	(85,216)	(106,335)	(21,119)	(24.8%)	(225,104)
Payments of interest classified as operating	(86,191)	(53,744)	32,446	37.6%	(113,774)
Income taxes refund (paid)	-	-	-		-
Other inflows (outflows) of cash	(26,480)	(5,802)	20,678	78.1%	(12,283)
Net cash flows from (used in) financing activities	(244,445)	875,488	1,119,933	458.2%	1,853,355

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(108,022)	641,568	749,590	693.9%	1,358,161

Effect of exchange rate changes on cash and cash equivalents	1,433	(13,664)	(15,097)	(1053.8%)	(28,927)

Increase (decrease) in cash and cash equivalents	(106,589)	627,904	734,493	689.1%	1,329,235

Cash and cash equivalents at beginning of period	1,187,684	815,832	(371,852)	(31.3%)	1,727,067

Cash and cash equivalents at end of period	1,081,095	1,443,736	362,641	33.5%	3,056,302

Pg. 22

PRESS RELEASE 3M 2013

The Company generated a positive net cash flow during the period of Ch$ 641,568 million, compounded by the following:

Operating activities for this period generated a net positive flow of Ch$ 260,921 million, a fall of 0.2% compared to  the first quarter 2012. This flow is mainly composed of cash receipts from sales and royalties of Ch$ 1,718,707 million and other operating flows of Ch$ 135,860 million, partially offset by payments to suppliers of Ch$ 1,015,400 million, other operation payments of Ch$ 456,418 million and payment to employees of Ch$ 121,828 million.

Investment activities generated a negative net cash flow of Ch$ 494,841 million,  a decrease in cash of 295.5% or Ch$ 369,709 million compared to the first quarter 2012. These disbursements relate mainly to investments in 90 or more days deposits of Ch$333,228 million, the acquisition of properties, plant and equipment of Ch$ 152,351 million, the incorporation of intangible assets (IFRIC 12) of Ch$ 34,351 million, offset in part by other  in cash inflows of Ch$ 18,270 million and interests received of Ch$ 6,819 million.

Financing activities generated a net positive cash flow of Ch$ 875,488 million, mainly due to the issuance of new shares of Ch$ 1,092,829 million and loan drawings of Ch$ 28,943 million. This was partially offset by payment of dividends of Ch$ 106,335 million, loan payments of Ch$ 75,864 million, interest payments of Ch$ 53,744 million and other financing disbursements of Ch$ 10,341 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013	3M 2012	3M 2013
Argentina	-	-	-	-	-	-	-	-	-	-
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	-	-	11,185.8	39,270.4	-	-	-	-	11,185.8	39,270.4
Others	-	-	-	-	-	-	-	-	-	-
Total	-	-	11,185.8	39,270.4	-	-	-	-	11,185.8	39,270.4

Source: Internal Financial Report

Pg. 23

PRESS RELEASE 3M 2013

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	3M 2012	3M 2013	3M 2013	3M 2012	3M 2013	3M 2013
Endesa Chile	54,213	84,774	179,461	45,147	47,650	100,872
Cachoeira	103	1,686	3,569	1,697	1,513	3,203
Endesa Fortaleza	276	3,146	6,660	1,977	1,547	3,275
Cien	56	2,491	5,273	3,150	3,506	7,422
Chilectra S.A.	1,954	9,791	20,727	5,770	6,711	14,207
Edesur	10,433	22,762	48,186	3,425	3,316	7,020
Edelnor	9,099	9,744	20,627	5,259	5,818	12,316
Ampla (*)	24,104	23,040	48,774	18,048	9,076	19,213
Coelce (*)	7,727	11,310	23,943	9,766	6,799	14,393
Codensa	10,091	20,374	43,131	16,129	15,641	33,111
Inmobiliaria Manso de Velasco Ltda.	580	889	1,882	62	62	131
Enersis holding and investment companies	255	877	1,857	334	337	713
Total	118,891	190,884	404,090	110,764	101,976	215,877
(*) includes intangible assets concessions

The Main Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

Pg. 24

PRESS RELEASE 3M 2013

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

The group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

Financial situation and the results from operations could be adversely affected if risk exposure weren’t efficiently managed in regards to interest rates, prices of commodities, and exchange rates.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 76% as of March 31, 2013 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks. Instruments currently used to accomplish the policy, are interest rate swaps.

The structure of Enersis’ financial debt sort by fixed, protected and variable interest rate, and after derivatives, is as follows:

Net Position:

	Mar. 31 2013	Dic. 31 2012
	%	%
Fixed Interest Rate	76%	60%
Variable Interest Rate	24%	40%
Total	100%	100%

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts raised by the Group
  Payments for the acquisition of projects related materials to be made on international markets.
  Group‘s’ incomes directly linked to the evolution of the dollar, and
  Cash flows from our foreign subsidiaries exposed to exchange rate fluctuations.

Pg. 25

PRESS RELEASE 3M 2013

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to price fluctuation risk on some commodities, basically through

  Fuel purchases for the electricity generation and also,
  Energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption. As of March 31, 2013 there are no outstanding coverage instruments and instruments taken in the past have been specific and for no considerable monetary amounts. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of March 31, 2013, the Enersis Group held liquidity in the amount of Ch$ 1,443,735,890 million in Cash and Cash Equivalent and Ch$ 288,427,000 million in committed long term credit lines. As of March 31st, 2012, the Enersis Group held liquidity in the amount of Ch$ 815,832,061 million in Cash and Cash Equivalent and Ch$ 240,680,000 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated customers” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

Pg. 26

PRESS RELEASE 3M 2013

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits established for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international rating agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 80% of operations are conducted with entities that hold an A- or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Pg. 27

PRESS RELEASE 3M 2013

Taking in consideration the above mentioned hypotheses, the breakdown for VaR in every mentioned type of positions is the following:

Financial Positions	Dec. 31 2013	Dec. 31 2012
	Th Ch$	Th Ch$
Interest Rate	15,678,476	15,933,808
Exchange Rate	3,687,593	2,346,380
Correlation	(697,519)	(468,249)
Total	18,668,550	17,811,939

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, and in the case of Enersis, its subsidiaries Endesa Chile and Chilectra, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other debt of the companies mentioned above, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million.

Similarly, nonpayment – after any given applicable grace period - of the debts of Enersis and Endesa Chile or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

Finally, in the case of local bonds of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the Issuer.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk rating agencies could trigger prepayments

Pg. 28

PRESS RELEASE 3M 2013

ARGENTINA

GENERATION

In Argentina, the operating income for the period amounted to Ch$ 1,837million, representing an increase of Ch$ 1,632 when compared to the first quarter 2012. This is primarily explained by lower procurement and service costs of Ch$ 3,872 million, mainly due to a 9.2% reduction in fuel consumption costs. The foregoing was partially offset by a Ch$ 4,601 million reduction in operating revenues, mainly explained by a decrease of 14.3% in energy sales revenues.

EBITDA from operations in Argentina amounted to Ch$ 6,980 million, 3.6% lower when compared to that recorded in 1Q 2012

Endesa Costanera

Endesa Costanera’s operating income increased by Ch$ 3,928 million, showing a lower negative result of Ch$ 2,156 million in the first quarter of 2013. This is mainly explained by a 9.2% reduction in fuel consumption cost,  partially offset by a Ch$ 5,226, or 11.2% reduction in energy sales revenues.

Physical sales reached 2,230 GWh, 6.8% lower than in the same quarter of 2012.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.3% decrease in Chilean pesos in March 2013, when compared to March 2012.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	46,828	46,214	(614)	(1.3%)	97,832
Procurement and Services	(39,340)	(37,032)	2,309	5.9%	(78,394)
Contribution Margin	7,488	9,182	1,694	22.6%	19,438
Other Costs	(7,352)	(6,975)	377	5.1%	(14,766)
Gross Operating Income (EBITDA)	136	2,207	2,071	1527.2%	4,672
Depreciation and Amortization	(6,220)	(4,363)	1,857	29.9%	(9,236)
Operating Income	(6,084)	(2,156)	3,928	64.6%	(4,564)
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	3M 2012	3M 2013	Var 2012-2013	Chg%
GWh Produced	2,352	2,175	(177)	(7.5%)
GWh Sold	2,392	2,230	(162)	(6.8%)
Market Share	7.7%	7.3%	(0.4) pp.

Pg. 29

PRESS RELEASE 3M 2013

El Chocón

El Chocón’s operating income reached Ch$ 3,306 million, a 38.2% decrease when compared to the first quarter of 2013. This result is mainly explained by a 19.9% decline in energy sales revenues, due to a 14.6% reduction in average energy sale price, partially offset by lower procurement and service costs of 25.8% mainly due to lower energy purchases of 23.2%.

Physical sales decreased 14.8%, reaching 574 GWh.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.3% decrease in Chilean peso term in March 2013, when compared to March 2012.

Table 13
El Chocón	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	11,295	8,217	(3,078)	(27.3%)	17,395
Procurement and Services	(3,639)	(2,700)	939	25.8%	(5,716)
Contribution Margin	7,656	5,517	(2,139)	(27.9%)	11,680
Other Costs	(1,628)	(1,637)	(9)	(0.5%)	(3,466)
Gross Operating Income (EBITDA)	6,028	3,880	(2,148)	(35.6%)	8,214
Depreciation and Amortization	(681)	(574)	106	15.6%	(1,216)
Operating Income	5,347	3,306	(2,041)	(38.2%)	6,998
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	3M 2012	3M 2013	Var 2012-2013	Chg%
GWh Produced	544	453	(91)	(16.7%)
GWh Sold	673	574	(100)	(14.8%)
Market Share	2.2%	1.9%	(0.3) pp.

Pg. 30

PRESS RELEASE 3M 2013

Distribution

Edesur

Our distribution subsidiary Edesur, showed a Ch$ 12,913 million drop in operating income, amounting  Ch$ 22,114 million. The negative evolution of the company results is explained by higher operating costs derived from the country’s inflation rate, without the corresponding tariff increases. Increases in tariffs have not occurred due to delays by the Argentine Government in complying with certain obligations contained in Edesur’s agreement with the Argentine Government. This non-compliance primarily consists of failure to observe the cost monitoring mechanism (MMC, in its Spanish acronym) set forth in the agreement, which requires recognition of tariff adjustments every six months and the performance of an overall tariff revision (RTI, in its Spanish acronym). These delays have impacted negatively Edesur’s financial results.

Operating revenues decreased by Ch$ 6,463 million, 7,6% lower compared to same period last year. This is mainly explained by the decrease in energy sales revenues by Ch$ 5.417 million. The latter was partially offset by a Ch$ 4,151 million decrease in energy purchases.

Physical sales decreased by 3.0% reaching 4,398 GWh. The energy losses in this period were 10.6%, 0.1 p/p higher than 1Q 2012, and the number of customers increased by 34 thousand new customers, exceeding 2.4 million.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 16.3% decrease in Chilean peso terms in March 2013, when compared to March 2012.

Table 14
Edesur	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	85,020	78,557	(6,463)	(7.6%)	166,301
Procurement and Services	(47,018)	(43,381)	3,637	7.7%	(91,834)
Contribution Margin	38,002	35,177	(2,826)	(7.4%)	74,467
Other Costs	(43,420)	(53,806)	(10,386)	(23.9%)	(113,905)
Gross Operating Income (EBITDA)	(5,418)	(18,630)	(13,212)	(243.9%)	(39,438)
Depreciation and Amortization	(3,783)	(3,485)	299	7.9%	(7,377)
Operating Income	(9,201)	(22,114)	(12,913)	(140.3%)	(46,815)
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	3M 2012	3M 2013	Var 2012-2013	Chg%
Customers (Th)	2,389	2,423	34	1.4%
GWh Sold	4,536	4,398	(138)	(3.0%)
Clients/Employee	839	825	(14)	(1.7%)
Energy Losses %	10.5%	10.6%	0.1%

Pg. 31

PRESS RELEASE 3M 2013

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 101,790 million, 25.3% lower than the Ch$ 136,259 million reported in same period 2012.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2012-2013	Chg %	3M 2013
Sales	529,031	436,971	(92,060)	(17.4%)	925,041
Other operating income	35,087	34,507	(580)	(1.7%)	73,050
Total Revenues	564,118	471,479	(92,640)	(16.4%)	998,092
Procurements and Services	(319,827)	(276,976)	42,852	13.4%	(586,341)
Contribution Margin	244,291	194,503	(49,788)	(20.4%)	411,751
Other Costs	(68,700)	(64,681)	4,019	5.9%	(136,925)
Gross Operating Income (EBITDA)	175,591	129,822	(45,769)	(26.1%)	274,826
Depreciation and Amortization	(33,086)	(22,512)	10,574	32.0%	(47,657)
Reversal of impairment profit (loss) recognized in profit or loss	(6,246)	(5,520)	725	11.6%	(11,686)
Operating Income	136,259	101,790	(34,470)	(25.3%)	215,483
Net Financial Income	(17,702)	1,529	19,231	108.6%	3,237
Financial income	27,073	40,399	13,325	49.2%	85,522
Financial expenses	(47,703)	(40,567)	7,136	15.0%	(85,879)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	2,928	1,698	(1,230)	(42.0%)	3,594
Gains	8,327	2,342	(5,985)	(71.9%)	4,957
Losses	(5,399)	(644)	4,755	88.1%	(1,363)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	(0)	0	0	101.6%	0
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	-	-	-		-
Net Income before Taxes	118,558	103,319	(15,239)	(12.9%)	218,720
Income Tax	(27,422)	(23,152)	4,270	15.6%	(49,011)
NET INCOME	91,136	80,167	(10,969)	(12.0%)	169,709
Net Income Attributable to Owners of the Company	63,866	57,679	(6,186)	(9.7%)	122,104
Net Income Attributable to Minority Interest	27,270	22,488	(4,782)	(17.5%)	47,605

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$ 35,872 million, 9.8% lower than in same period of last year, when operating results amounted to Ch$ 39,770 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 18,036 million, 10.2% lower than March 2012. This is mainly explained by lower energy sales revenues of Ch$ 1,489 million, equivalent to 4.4% decrease, and an increase of 109.1% in energy purchases costs, due to an increase of 158.4% in average energy purchase price. This was partially offset by decreases of 26.0% and 23.4% in transportation costs and other operating cost respectively.

Physical sales showed a decrease of 14.2%, reaching 923 Gwh in the period.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 14.5% reduction in Chilean peso terms in March 2013 when compared to March 2012.

Pg. 32

PRESS RELEASE 3M 2013

Table 16
Cachoeira	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	33,695	32,206	(1,489)	(4.4%)	68,178
Procurement and Services	(10,004)	(11,189)	(1,185)	(11.8%)	(23,686)
Contribution Margin	23,691	21,017	(2,674)	(11.3%)	44,492
Other Costs	(1,898)	(1,468)	430	22.6%	(3,108)
Gross Operating Income (EBITDA)	21,793	19,549	(2,244)	(10.3%)	41,384
Depreciation and Amortization	(1,717)	(1,513)	204	11.9%	(3,202)
Operating Income	20,076	18,036	(2,040)	(10.2%)	38,182
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	3M 2012	3M 2013	Var 2012-2013	Chg%
GWh Produced	892	621	(271)	(30.4%)
GWh Sold	1,075	923	(152)	(14.2%)
Market Share	1.0%	0.8%	(0.2) pp.

Fortaleza (cgtf)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 10,154 million, evidencing a 5.4% decrease as compared to the same period in previous year. This is mainly explained by an increase in energy purchases costs of 61.9%, due to higher average energy purchase price. This was  partially offset by an increase in operating revenues of Ch$ 9,046 million, due to a 28% increase in energy sales revenues.

Physical sales of the period reached 804 GWh, 13.7% higher than in the first quarter of 2012.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 14.5% reduction in Chilean peso terms in March 2013 when compared to March 2012.

Table 17
Fortaleza	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	32,334	41,380	9,046	28.0%	87,600
Procurement and Services	(17,458)	(27,674)	(10,217)	(58.5%)	(58,584)
Contribution Margin	14,877	13,706	(1,171)	(7.9%)	29,015
Other Costs	(2,141)	(2,005)	136	6.4%	(4,244)
Gross Operating Income (EBITDA)	12,736	11,701	(1,035)	(8.1%)	24,771
Depreciation and Amortization	(1,998)	(1,547)	451	22.6%	(3,275)
Operating Income	10,738	10,154	(584)	(5.4%)	21,496
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	3M 2012	3M 2013	Var 2012-2013	Chg%
GWh Produced	84	625	542	648.3%
GWh Sold	707	804	97	13.7%
Market Share	0.6%	0.7%	0.1 pp.

Pg. 33

PRESS RELEASE 3M 2013

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 1,408 million, reaching Ch$ 8,490 million . This is explained by a decrease of 9.8% in energy sales revenues, partially offset by decreases of 16.3% and 9.7% in energy purchases costs and other operating costs respectively.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 14.5% reduction in Chilean peso term in March 2013 when compared to March 2012.

Table 18
Cien (*)	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	19,032	17,176	(1,856)	(9.8%)	36,361
Procurement and Services	(3,728)	(3,274)	453	12.2%	(6,932)
Contribution Margin	15,305	13,902	(1,403)	(9.2%)	29,430
Other Costs	(2,244)	(1,906)	338	15.1%	(4,034)
Gross Operating Income (EBITDA)	13,061	11,996	(1,064)	(8.1%)	25,395
Depreciation and Amortization	(3,163)	(3,506)	(343)	(10.9%)	(7,423)
Reversal of impairment profit (loss) recognized in profit or loss	-	-	-		-
Operating Income	9,898	8,490	(1,408)	(14.2%)	17,973
Figures may differ from those accounted under Brazilian GAAP.

Pg. 34

PRESS RELEASE 3M 2013

Distribution

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 66,332 million, which is 31.5% lower than that obtained in the first quarter of 2012.

Ampla

Ampla’s operating income amounted to Ch$ 45,048 million, which compared to same period in previous year represents a decrease of 4.2%.  Operating revenues decreased by Ch$48,995 million, mainly due to lower energy sales revenues of Ch$ 47,766 million. This was partially offset by a Ch$ 39,767 million reduction in procurement and services costs, explained by Ch$ 26,905 million lower other procurement and services costs and a Ch$ 11,732 million reduction in energy purchases cost.

Physical sales grew by 2.9%, reaching 2,891 GWh. Energy losses increased by 0.5 p.p., from 19.4% to 19.9%.  The number of Ampla’s customers increased by 81 thousand, thus exceeding 2.7 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 14.5% reduction in Chilean peso term in March 2013 when compared to March 2012.

Table 19
Ampla	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	290,989	241,993	(48,995)	(16.8%)	512,285
Procurement and Services	(189,326)	(149,559)	39,767	21.0%	(316,608)
Contribution Margin	101,662	92,434	(9,228)	(9.1%)	195,677
Other Costs	(34,342)	(33,773)	569	1.7%	(71,496)
Gross Operating Income (EBITDA)	67,320	58,661	(8,659)	(12.9%)	124,181
Depreciation and Amortization	(16,353)	(9,076)	7,277	44.5%	(19,214)
Reversal of impairment profit (loss) recognized in profit or loss	(3,948)	(4,537)	(589)	(14.9%)	(9,604)
Operating Income	47,019	45,048	(1,972)	(4.2%)	95,363
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	3M 2012	3M 2013	Var 2012-2013	Chg%
Customers (Th)	2,652	2,733	81	3.0%
GWh Sold	2,808	2,891	83	2.9%
Clients/Employee	2,249	2,393	143	6.4%
Energy Losses %	19.4%	19.9%	0.5 pp.

Coelce

Coelce’s operating income decreased by 57.3% reaching Ch$ 21,285 million. This  performance is mostly due to a Ch$ 49,321 million decrease in  operating revenues, mainly due to lower energy sales revenues of Ch$ 46,321 million explained by lower tariffs. This was partially offset by a Ch$ 13,781 million reduction in other procurement and services costs.

Pg. 35

PRESS RELEASE 3M 2013

Physical sales amounted to 2,599 GWh, a 10.7% higher than in 1Q 2012.  Energy losses increased by 0.7 p.p. up to 12.7%.  Coelce’s number of customers expanded by 104 thousand, reaching more than 3.3 million customers.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was a 14.5% reduction in Chilean peso term in March 2013 when compared to March 2012.

Table 20
Coelce	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	216,329	166,409	(49,920)	(23.1%)	352,277
Procurement and Services	(128,363)	(113,764)	14,599	11.4%	(240,832)
Contribution Margin	87,966	52,644	(35,321)	(40.2%)	111,445
Other Costs	(26,082)	(23,578)	2,504	9.6%	(49,912)
Gross Operating Income (EBITDA)	61,884	29,067	(32,817)	(53.0%)	61,533
Depreciation and Amortization	(12,064)	(7,782)	4,282	35.5%	(16,474)
Operating Income	49,820	21,285	(28,535)	(57.3%)	45,059
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	3M 2012	3M 2013	Var 2012-2013	Chg%
Customers (Th)	3,257	3,361	104	3.2%
GWh Sold	2,347	2,599	252	10.7%
Clients/Employee	2,490	2,628	138	5.5%
Energy Losses %	12.0%	12.7%	0.7 pp.

Pg. 36

PRESS RELEASE 3M 2013

CHILE

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2012-2013	Chg %	3M 2013
Sales	541,160	483,517	(57,644)	(10.7%)	1,023,576
Other operating income	542	5,916	5,374	991.0%	12,524
Total Revenues	541,703	489,433	(52,270)	(9.6%)	1,036,100
Procurements and Services	(308,108)	(244,770)	63,337	20.6%	(518,164)
Contribution Margin	233,595	244,663	11,068	4.7%	517,936
Other Costs	(51,173)	(48,688)	2,485	4.9%	(103,070)
Gross Operating Income (EBITDA)	182,422	195,975	13,552	7.4%	414,867
Depreciation and Amortization	(45,147)	(48,194)	(3,046)	(6.7%)	(102,023)
Reversal of impairment profit (loss) recognized in profit or loss	48	35	(13)	(26.7%)	75
Operating Income	137,323	147,816	10,493	7.6%	312,918
Net Financial Income	(41,777)	(35,141)	6,636	15.9%	(74,392)
Financial income	4,749	2,932	(1,816)	(38.2%)	6,208
Financial expenses	(42,151)	(35,537)	6,614	15.7%	(75,229)
Income (Loss) for indexed assets and liabilities	(2,007)	(529)	1,478	73.6%	(1,121)
Foreign currency exchange differences, net	(2,368)	(2,008)	360	15.2%	(4,250)
Gains	6,459	6,779	320	5.0%	14,351
Losses	(8,827)	(8,787)	40	0.5%	(18,602)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	31,137	29,102	(2,036)	(6.5%)	61,607
Net Income from Other Investments	1	0	(1)	(76.9%)	0
Net Income from Sales of Assets	-	2,512	2,512		5,318
Net Income before Taxes	126,684	144,289	17,605	13.9%	305,452
Income Tax	(20,371)	(35,321)	(14,950)	(73.4%)	(74,771)
NET INCOME	106,313	108,969	2,655	2.5%	230,680
Net Income Attributable to Owners of the Company	66,230	63,334	(2,896)	(4.4%)	134,075
Net Income Attributable to Minority Interest	40,083	45,635	5,551	13.8%	96,606
 *Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating income in Chile increased a 4.0% reaching Ch$ 33,833 million, while EBITDA increased by 10.1% totaling Ch$ 57,416 million as of March 2013. These better results in Chilean business were a consequence of lower energy purchases costs of Ch$ 38,941 million due to higher thermal generation due to Bocamina II plant commissioning (+683 GWh), lower fuel costs of Ch$ 14,346 million due to higher coal generation and lower LNG price, coupled with lower transportation costs of Ch$ 14,059 million.

The latter was partially offset by lower operating revenues of Ch$ 62,884 million because of  a reduction of 19.6% in the average energy sale price related to less contracts indexed to a lower marginal cost. Additionally, physical sales decreased by 1.1% as a result of the end of some contracts with unregulatedcustomers customers. Finally, we booked higher payroll expenses of Ch$ 4,879 million due to a staff increase and inflation salaries readjustment.

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PRESS RELEASE 3M 2013

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	273,691	211,955	(61,736)	(22.6%)	448,696
Procurement and Services	(199,433)	(131,615)	67,818	34.0%	(278,620)
Contribution Margin	74,258	80,340	6,082	8.2%	170,076
Other Costs	(26,109)	(25,983)	126	0.5%	(55,005)
Gross Operating Income (EBITDA)	48,149	54,357	6,209	12.9%	115,071
Depreciation and Amortization	(18,854)	(22,688)	(3,834)	(20.3%)	(48,029)
Operating Income	29,295	31,669	2,375	8.1%	67,042

Table 22.1
Chilean Electricity Business	3M 2012	3M 2013	Var 2012-2013	Chg%
GWh Produced	4,757	4,894	137	2.9%
GWh Sold	5,059	5,006	(53)	(1.1%)
Market Share	32.8%	31.7%	(1.0) pp.

Distribution

Chilectra

In Chile, our subsidiary Chilectra showed an operating income of Ch$ 34,113 million, which represents a decrease of 2.6% when compared to 1Q 2012.  This performance is mainly due to a decrease of Ch$ 21,655 million in operating revenues, explained by a reduction of Ch$ 26,292 million in energy sales revenues. The latter was partially offset by a reduction of 11.9% in procurement and service costs, explained by Ch$ 22,673 milion lower energy purchases costs and a Ch$ 1,162 million decrease in transportation costs.

Energy losses were 5.4%, a reduction of 0.3 p/p when compared to first quarter 2012. Physical energy sales increased by 2.8%, reaching 3,666 GWh.

The number of  customers expanded by 25 thousand new customers, reaching more than 1.67 million during the present period.

Pg. 38

PRESS RELEASE 3M 2013

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	3M 2012	3M 2013	Var 2012-2013	Chg %	3M 2013
Sales	252,987	230,722	(22,265)	(8.8%)	488,424
Other operating income	2,080	2,690	610	29.3%	5,695
Total Revenues	255,067	233,412	(21,655)	(8.5%)	494,119
Procurements and Services	(193,769)	(170,659)	23,110	11.9%	(361,274)
Contribution Margin	61,298	62,753	1,455	2.4%	132,844
Other Costs	(18,700)	(21,181)	(2,481)	(13.3%)	(44,839)
Gross Operating Income (EBITDA)	42,598	41,572	(1,026)	(2.4%)	88,005
Depreciation and Amortization	(6,864)	(6,711)	152	2.2%	(14,207)
Reversal of impairment profit (loss) recognized in profit or loss	(718)	(747)	(29)	(4.0%)	(1,582)
Operating Income	35,016	34,113	(903)	(2.6%)	72,216
Net Financial Income	3,638	895	(2,743)	(75.4%)	1,895
Financial income	3,092	2,122	(969)	(31.3%)	4,493
Financial expenses	(375)	(2,049)	(1,674)	(446.7%)	(4,337)
Income (Loss) for indexed assets and liabilities	807	116	(691)	(85.6%)	246
Foreign currency exchange differences, net	114	706	592	519.0%	1,494
Gains	243	760	517	212.3%	1,609
Losses	(129)	(55)	75	57.8%	(116)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	14,081	8,325	(5,756)	(40.9%)	17,623
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	(75)	-	75	(100.0%)	-
Net Income before Taxes	52,660	43,334	(9,326)	(17.7%)	91,735
Income Tax	(4,178)	(5,615)	(1,437)	(34.4%)	(11,886)
NET INCOME	48,482	37,719	(10,763)	(22.2%)	79,849
Net Income Attributable to Owners of the Company	48,482	37,719	(10,763)	(22.2%)	79,849
Net Income Attributable to Minority Interest	-	-	-	-	-

Table 23.1
Chilectra	3M 2012	3M 2013	Var 2012-2013	Chg%
Customers (Th)	1,645	1,670	25	1.5%
GWh Sold	3,564	3,666	102	2.8%
Clients/Employee	2,263	2,260	(3)	(0.1%)
Energy Losses %	5.7%	5.4%	(0.3) pp.

Pg. 39

PRESS RELEASE 3M 2013

Colombia

Generation

Emgesa

The operating income of our generation subsidiary in Colombia amounted to Ch$ 83,839 million in this period, increasing by Ch$ 5,747 million or by the equivalent of 7.4% compared to first quarter 2012. This is mainly explained by a 13.5% increase in energy sales revenues, partially offset by higher energy purchases costs of Ch$ 14,715 million.

Physical energy sales grew by 2.6% reaching 3.833,0 GWh revisar and EBITDA in Emgesa grew by 7.6% in the period, reaching Ch$ 93,754 million

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 2.9% decline in Chilean peso term in March 2013, when compared to March 2012.

Table 24
Emgesa	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	135,185	153,249	18,065	13.4%	324,420
Procurement and Services	(40,375)	(52,375)	(12,000)	(29.7%)	(110,875)
Contribution Margin	94,810	100,874	6,064	6.4%	213,545
Other Costs	(7,750)	(7,158)	591	7.6%	(15,154)
Gross Operating Income (EBITDA)	87,060	93,716	6,655	7.6%	198,391
Depreciation and Amortization	(8,968)	(9,877)	(908)	(10.1%)	(20,908)
Operating Income	78,092	83,839	5,747	7.4%	177,482
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	3M 2012	3M 2013	Var 2012-2013	Chg%
GWh Produced	3,073	3,035	(38)	(1.2%)
GWh Sold	3,737	3,833	96	2.6%
Market Share	18.1%	18.3%	0.2 pp.

Pg. 40

PRESS RELEASE 3M 2013

Distribution

Codensa

In Colombia, Codensa’s operating income during this period was Ch$ 52,831 million, a decrease of Ch$ 6,158 million, equivalent to 10.4%. This was mainly explained by a reduction of Ch$ 10,529 million in operating revenues, due to a 6.1% decrease in energy sales revenues. This was partially offset by lower procurement and service costs, mainly explained by a Ch$ 1,783 million decrease in energy purchases costs, and a Ch$ 1,410 million decrease in transportation costs.

Physical sales grew by 1.3%, reaching 3,215 GWh in the period. Energy losses dropped by 0.9 p.p. to 7.2% and the number of customers increased by 100 thousand, reaching more than 2.6 million customers.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 2.9% decline in Chilean pesos in March 2013, when compared to March 2012.

Table 25
Codensa	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	211,547	201,018	(10,529)	(5.0%)	425,542
Procurement and Services	(115,789)	(113,536)	2,253	1.9%	(240,349)
Contribution Margin	95,758	87,482	(8,276)	(8.6%)	185,193
Other Costs	(19,836)	(19,119)	716	3.6%	(40,475)
Gross Operating Income (EBITDA)	75,922	68,362	(7,559)	(10.0%)	144,719
Depreciation and Amortization	(16,932)	(15,531)	1,401	8.3%	(32,878)
Operating Income	58,990	52,831	(6,158)	(10.4%)	111,841
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	3M 2012	3M 2013	Var 2012-2013	Chg%
Customers (Th)	2,518	2,618	100	4.0%
GWh Sold	3,174	3,215	41	1.3%
Clients/Employee	2,498	2,571	73	2.9%
Energy Losses %	7.8%	7.2%	(0.6) pp.

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PRESS RELEASE 3M 2013

Peru

Generation

Edegel

In Peru, the operating income of our generation subsidiary amounted to Ch$ 27,692 million in this period, a 0.6% increase when compared to the first quarter 2012. This result is explained mainly by a decrease in procurement and service costs of Ch$ 4,259 million, mainly due to Ch$ 3,739 million lower fuel consumption cost. Tha above was partially offset by lower operating revenues, explained by a 13.5% decrease in energy sales revenues.

Physical sales grew by 2.6% reaching 3,833 GWh. EBITDA of the business in Edegel amounted to Ch$ 37,445 million in this period, representing an increase of 0.9% when comparing it to the first quarter 2012.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 0.7% increase in Chilean peso terms in March 2013, when compared to March 2012.

Table 26
Edegel	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	70,295	65,136	(5,159)	(7.3%)	137,888
Procurement and Services	(25,342)	(21,083)	4,259	16.8%	(44,631)
Contribution Margin	44,953	44,053	(900)	(2.0%)	93,257
Other Costs	(7,778)	(6,579)	1,199	15.4%	(13,927)
Gross Operating Income (EBITDA)	37,175	37,474	299	0.8%	79,330
Depreciation and Amortization	(9,597)	(9,754)	(156)	(1.6%)	(20,648)
Operating Income	27,577	27,720	143	0.5%	58,682
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	3M 2012	3M 2013	Var 2012-2013	Chg%
GWh Produced	2,273	2,180	(93)	(4.1%)
GWh Sold	2,439	2,270	(169)	(6.9%)
Market Share	29.5%	26.0%	(3.5) pp.

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PRESS RELEASE 3M 2013

Distribution

Edelnor

Our subsidiary Edelnor registered an operating income of Ch$ 16,413 million, 2.1% lower than in same period last year. This was mainly explained by an increase of 3.9% in procurement and services costs, due to a Ch$ 2,647 million increase in energy purchases cost, and a reduction of Ch$ 1,381 million, or 33.8%, in other operating revenues. The latter was partially offset by an increase of Ch$ 3,246 million in energy sales revenues.

Energy losses showed a reduction of 0.1 p/p when compared to the first quarter 2012,, reaching 8.1% in the current period. The number of customers expanded by 65 thousand, exceeding 1.2 million customers.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 0.7% increase in Chilean pesos in March 2013, when compared to March 2012.

Table 27
Edelnor	Million Ch$				Thousand US$
	3M 2012	3M 2013	Var 2012-2013	Chg%	3M 2013
Operating Revenues	94,769	96,653	1,884	2.0%	204,609
Procurement and Services	(61,629)	(64,047)	(2,418)	(3.9%)	(135,584)
Contribution Margin	33,140	32,606	(534)	(1.6%)	69,025
Other Costs	(10,613)	(10,116)	497	4.7%	(21,414)
Gross Operating Income (EBITDA)	22,527	22,490	(37)	(0.2%)	47,610
Depreciation and Amortization	(5,766)	(6,078)	(311)	(5.4%)	(12,866)
Operating Income	16,761	16,413	(348)	(2.1%)	34,744
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	3M 2012	3M 2013	Var 2012-2013	Chg%
Customers (Th)	1,155	1,220	65	5.6%
GWh Sold	1,735	1,766	32	1.8%
Clients/Employee	2,100	2,003	(97)	(4.6%)
Energy Losses %	8.2%	8.1%	(0.1) pp.

Pg. 43

PRESS RELEASE 3M 2013

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended on March 31, 2012 and March 31, 2013, detailed as follows:

Table 28
	3M 2012			3M 2013
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	541,702	(404,379)	137,323	489,433	(341,617)	147,816
Cachoeira (**)	33,695	(13,619)	20,076	32,206	(14,170)	18,036
Fortaleza (***)	32,334	(21,596)	10,738	41,380	(31,226)	10,154
Cien (**)	19,032	(9,135)	9,897	17,176	(8,686)	8,490
Chilectra	255,067	(220,051)	35,016	233,412	(199,299)	34,113
Edesur	85,020	(94,221)	(9,201)	78,557	(100,672)	(22,115)
Distrilima (Edelnor)	94,769	(78,008)	16,761	96,653	(80,240)	16,413
Ampla	290,989	(243,969)	47,020	241,993	(196,946)	45,047
Coelce	216,329	(166,509)	49,820	166,409	(145,124)	21,285
Codensa	211,547	(152,557)	58,990	201,018	(148,186)	52,832
Inmobiliaria Manso de Velasco Ltda.	1,672	(1,054)	618	1,398	(1,142)	256
ICT	1,310	(1,297)	13	1,488	(1,922)	(434)
Enersis Holding and other investment vehicles	8,438	(12,730)	(4,292)	8,112	(13,158)	(5,046)
Consolidation Adjustments	(167,091)	166,223	(868)	(152,566)	151,234	(1,332)
Total Consolidation	1,624,813	(1,252,902)	371,911	1,456,669	(1,131,154)	325,515

Table 28.1
	3M 2013
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	1,036,100	(723,183)	312,918
Cachoeira (**)	68,178	(29,997)	38,181
Fortaleza (***)	87,599	(66,104)	21,495
Cien (**)	36,361	(18,388)	17,973
Chilectra	494,119	(421,904)	72,215
Edesur	166,300	(213,117)	(46,816)
Distrilima (Edelnor)	204,609	(169,863)	34,745
Ampla	512,285	(416,923)	95,362
Investluz (Coelce)	352,278	(307,219)	45,059
Codensa	425,543	(313,701)	111,842
Inmobiliaria Manso de Velasco Ltda.	2,959	(2,418)	542
ICT	3,150	(4,069)	(919)
Enersis Holding and other investment vehicles	17,173	(27,855)	(10,682)
Consolidation Adjustments	(322,973)	320,153	(2,820)
Total Consolidation	3,083,681	(2,394,585)	689,096

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota and HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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PRESS RELEASE 3M 2013

Market Information

Equity Market

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

Source: Bloomberg

Pg. 45

PRESS RELEASE 3M 2013

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges:

Source: Bloomberg

Pg. 46

PRESS RELEASE 3M 2013

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex.

Source: Bloomberg Debt Market

Pg. 47

PRESS RELEASE 3M 2013

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) Ishares Iboxx Investment Grade Corporate Bond Fund Index is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg. 48

PRESS RELEASE 3M 2013

Ownership of the Company as of March 31, 2013

TOTAL SHAREHOLDERS: 7,363

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Tuesday, April 30, 2013, at 12:00 pm ET (12:00 pm Local Chile Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Eduardo Escaffi, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 399 3483 or +1 (866) 953 6859 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 20685830.

To access the phone replay, please dial +1 (617) 801 6888 (International)  or +1 (888) 286 8010 (toll free USA) Passcode ID: 50932977.

You can also access to the conference call replay through our Investor Relations website at http://www.enersis.cl.

Pg. 49

PRESS RELEASE 3M 2013

Contact Information

For further information, please contact us:

Ricardo Alvial Investments and Risks Director mlmr@enersis.cl (56-2) 2353 4682	Denisse Labarca Head of Investor Relations denisse.labarca@enersis.cl (56-2) 2353 4576

Javier Hernández Investor Relations Associate jaha@enersis.cl (56-2) 2353 4492	Jorge Velis Investor Relations Associate jgve@enersis.cl (56-2) 2353 4552	Carmen Poblete Shares Department Representative cpt@enersis.cl (56-2) 2353 4447
Maria Luz Muñoz Investor Relations Assistant mlmr@enersis.cl (56-2) 2353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: April 30, 2013